Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING AND DATE OF PUBLICATION

OF FOURTH QUARTER AND FISCAL YEAR 2024

UNAUDITED FINANCIAL RESULTS ANNOUNCEMENT

Our board of directors will hold a board meeting on Thursday, February 20, 2025 (Hong Kong Time) for the purposes of, among other things, approving our unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024 (the “Results”) and announcement for the Results. We will announce our Results at or around 6:00 p.m. on Thursday, February 20, 2025 (Hong Kong Time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Our management will host an earnings conference call at 8:00 p.m. on Thursday, February 20, 2025 (Hong Kong Time) to discuss our Results and answer questions. Details for the conference call are as follows:

Event Title:	Bilibili Inc. Fourth Quarter and Fiscal Year 2024 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI046d59fdf9624b6cb006d78f34c43ca0

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on our investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

By Order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, February 6, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.